SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment to Form N-8A

NOTIFICATION OF AMENDMENT TO

REGISTRATION FILED PURSUANT TO SECTION 8(a)

OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company (formerly known as PIMCO NFJ Dividend Income Fund) hereby notifies the Securities and Exchange Commission that it is amending its registration under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940, as amended, and in connection with such notification of amendment to its registration submits the following information:

Name: NFJ/RCM Global Dividend Income Fund

Address of Principal Business Office:

c/o PIMCO Advisors Fund Management LLC

1345 Avenue of the Americas

New York, New York 10105

Telephone Number: (212) 739-3369

Name and address of agent for service of process:

Newton B. Schott, Jr.

c/o PIMCO Advisors Distributors LLC

2187 Atlantic Street

Stamford, Connecticut 06902

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

Yes  ☒    No  ☐

SIGNATURES

A copy of the Agreement and Declaration of Trust of NFJ/RCM Global Dividend Income Fund (f/k/a as PIMCO NFJ Dividend Income Fund) is on file with the Secretary of State of The Commonwealth of Massachusetts, and notice is hereby given that this instrument is executed on behalf of the Trust by an officer or Trustee of the Trust in his or her capacity as an officer or Trustee of the Trust and not individually and that the obligations of or arising out of this instrument are not binding upon any of the Trustees, officers, or shareholders individually but are binding only upon the assets and property of the Trust.

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this Notification of Registration to be duly signed on its behalf in the City of New York and the State of New York on the 1st day of April, 2004.

Attest:	/s/ Lawrence Altadonna	By:	/s/ Brian S. Shlissel

	Name: Lawrence Altadonna Title: Treasurer		Name: Brian S. Shlissel Title: President and Sole Trustee